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                           March 22, 2023

       J. Lance Carter
       President and Chief Operating Officer
       HBT Financial, Inc.
       401 North Hershey Road
       Bloomington, Illinois 61704

                                                        Re: HBT Financial, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 10,
2023
                                                            File No. 333-270466

       Dear J. Lance Carter:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Robert
Arzonetti at (202) 551-8819 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance
       cc:                                              Abdul R. Mitha